UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
PERFORMANCE SHIPPING INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Common Stock, par value of $0.01 per share
(Title of Class of Securities)
Y67305 121
(CUSIP Number of Class of Securities)
Mr. Andreas Michalopoulos
Performance Shipping Inc.
373 Syngrou Avenue
175 64 Palaio Faliro
Athens, Greece
Tel: +30-216-600-2400
(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)
Copy to:
Edward S. Horton, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$19,029,728	$1,765

*
Estimated for purposes of calculating the amount of the filing fee only, this amount is based upon the product of (a) 4,066,181, which is the maximum number of shares of common stock, par value $0.01 per share, (the “Common Stock”) of Performance Shipping Inc. that may be exchanged in this tender offer, and (b) $4.68, which is the average of the high and the low price per share of the Common Stock on December 17, 2021, as reported on the Nasdaq Capital Market.

**	The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $92.70 for each $1,000,000.00 of the value of the transaction.

☐
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: N/A	Filing Party: N/A

	Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO
This Tender Offer Statement on Schedule TO relates to the offer by Performance Shipping Inc., a Marshall Islands corporation (“Performance Shipping” or the “Company”), to exchange up to 4,066,181 of the currently outstanding shares of common stock, par value of $0.01 per share (the “common stock”) of the Company for newly issued shares of Series B Convertible Cumulative Perpetual Preferred Stock, par value $0.01 per share and liquidation preference $25.00, of the Company, upon the terms and subject to the conditions set forth in the Offer to Exchange, dated December 20, 2021 (the “Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Exchange and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, and as more particularly described below.
Item 1. Summary Term Sheet.
The information set forth under “Summary” and “Certain Questions and Answers About the Exchange Offer” in the Offer to Exchange is incorporated herein by reference.
Item 2. Subject Company Information.
(a) Name and Address.
The name of the issuer is Performance Shipping Inc., a Marshall Islands corporation, and the address of its principal executive office is 373 Syngrou Avenue, 175 64 Palaio Faliro Athens, Greece. The telephone number of its principal executive office is +30-216-600-2400.
(b) Securities.
This Schedule TO relates to the Company’s common stock, par value $0.01 per share (the “common shares”). As of December 20, 2021, the date of commencement of the exchange offer, the Company had 5,082,726 common shares issued and outstanding.
(c) Trading Market and Price.
The information set forth in the Offer to Exchange under “Market Price Information” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
(a) Name and Address.
The Company is the subject company and the filing person. The Company's address and telephone number are set forth in Item 2(a) above.
The executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, which is incorporated by reference in the Offer to Exchange. Information regarding such executive officers and directors in response to this Item 3(a) is incorporated by reference herein from the Offer to Exchange.

Item 4. Terms of the Transaction.
(a) Material Terms.
(1)(i) The information set forth in the sections of the Offer to Exchange titled “Summary,” “Certain Questions and Answers About the Exchange Offer,” and “The Exchange Offer—General” is incorporated herein by reference.
(1)(ii) The information set forth in the sections of the Offer to Exchange titled “Summary,” “Certain Questions and Answers About the Exchange Offer,” “The Exchange Offer—General,” and “The Exchange Offer—Exchange Offer Consideration” is incorporated herein by reference.
(1)(iii) The information set forth in the section of the Offer to Exchange titled “Summary,” “Certain Questions and Answers About the Exchange Offer,” “The Exchange Offer—General,” and “The Exchange Offer—Expiration; Extensions; Termination; Amendment” is incorporated herein by reference.
(1)(iv) Not applicable.
(1)(v) The information set forth in the sections of the Offer to Exchange titled “Summary,” “Certain Questions and Answers About the Exchange Offer,” “The Exchange Offer—General,” and “The Exchange Offer—Expiration; Extensions; Termination; Amendment” is incorporated herein by reference.
(1)(vi) The information set forth in the sections of the Offer to Exchange titled “Certain Questions and Answers About the Exchange Offer,” and “The Exchange Offer—Withdrawal Rights” is incorporated herein by reference.
(1)(vii) The information set forth in the sections of the Offer to Exchange titled “Summary,” “Certain Questions and Answers About the Exchange Offer,” “The Exchange Offer—Procedures for Tendering Common Shares” and “The Exchange Offer—Withdrawal Rights” is incorporated herein by reference.
(1)(viii) The information set forth in the sections of the Offer to Exchange titled “The Exchange Offer—Procedures for Tendering Common Shares” and “Acceptance of Common Shares for Exchange and Delivery of Series B Preferred Shares” is incorporated herein by reference.
(1)(ix) The information set forth in the sections of the Offer to Exchange titled “Summary,” “Certain Questions and Answers About the Exchange Offer,” and “The Exchange Offer—General” is incorporated herein by reference
(1)(x) The information set forth in the sections of the Offer to Exchange titled “Comparison of Rights Between the Common Stock and Series B Convertible Cumulative Perpetual Preferred Stock” is incorporated herein by reference.
(1)(xi) Not applicable.
(1)(xii) The information set forth in the sections of the Offer to Exchange titled “Certain U.S. Federal Income Tax Considerations” is incorporated herein by reference.
(2)(i)-(vii) Not applicable.

(b) Purchases
The information set forth in the section of the Offer to Exchange titled “Summary” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(e) Agreements Involving the Subject Company's Securities.
None.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a) Purposes.
The information set forth in the sections of the Offer to Exchange titled “Summary” and “The Exchange Offer—Purpose” is incorporated herein by reference.
(b) Use of Securities Acquired.
The information set forth in the section of the Offer to Exchange titled “The Exchange Offer—Acceptance of Common Shares for Exchange and Delivery of Series B Preferred Shares” is incorporated herein by reference.
(c) Plans.
The information set forth in the sections of the Offer to Exchange titled “Summary” and “The Exchange Offer—Purpose” and “Description of Series B Convertible Cumulative Perpetual Preferred Stock” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
(a) Sources of Funds.
The information set forth in the sections of the Offer to Exchange titled “Summary,” “Certain Questions and Answers About the Exchange Offer,” “The Exchange Offer—General,” “The Exchange Offer—Exchange Offer Consideration,” and “Description of Series B Convertible Cumulative Perpetual Preferred Stock ” is incorporated herein by reference.
(b) Conditions.
Not applicable.
(d) Borrowed funds.
Not applicable.

Item 8. Interest in Securities of the Subject Company.
(a) Securities Ownership.
Information regarding the securities ownership of our directors, officers, and certain major beneficial owners is set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, which is incorporated by reference in the Offer to Exchange. Such information is incorporated herein by reference to the Offer to Exchange.
(b) Securities Transactions.
Neither the Company nor to the Company's knowledge, after reasonable inquiry have any of its officers or directors engaged in any transactions in the Common Shares required to be disclosed in this Item 8(b).
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or recommendations.
Not applicable.
Item 10. Financial Statements.
Not applicable.
Item 11. Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings.
The information set forth in the Offer to Exchange titled “Summary” is incorporated herein by reference.
(c) Other Material Information.
The information set forth in the sections of the Offer to Exchange titled “Summary,” “Certain Questions and Answers About the Exchange Offer,” “Cautionary Statement Regarding Forward-Looking Statements,” “Risk Factors,” “Market Price Information,” “Certain U.S. Federal Income Tax Considerations,” and “Incorporation of Documents by Reference” is incorporated herein by reference.
Item 12. Exhibits.
See Exhibit List immediately following the signature page.
Item 13. Information Required by Schedule 13E-3.
Not Applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 20, 2021	PERFORMANCE SHIPPING INC.

	By:	/s/ Andreas Michalopoulos
	Name:	Andreas Michalopoulos
	Title:	Chief Executive Officer

EXHIBIT INDEX
(a)(1)(A)*	Offer to Exchange dated December 20, 2021.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated December 20, 2021.

(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated December 20, 2021.

(a)(1)(E)*	Press Release dated December 20, 2021.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Not Applicable.

(b)	Not Applicable.

(d)(1)	Stockholders Rights Agreement dated December 20, 2021(1).

(d)(2)*	Certificate of Designation, Preferences and Rights of the Series B Convertible Cumulative Perpetual Preferred Stock

(g)	Not Applicable.

(h)	Not Applicable.

________________________
* Filed herewith.
(1) Incorporated by reference to Exhibit 4.1 to the Form 6-K of Performance Shipping Inc. filed with the U.S. Securities and Exchange Commission on December 20, 2021.